2005 NON-PROSECUTION AGREEMENT

MATTER NAME: NOVEMBER 7, 2005 NON-PROSECUTION AGREEMENT WITH US ATTORNEY'S OFFICES FOR THE EASTERN AND SOTHERN DISTRICT OF NEW YORK

NARRATIVE DESCRIPTION:

PLEASE BE ADVISED THAT THE UNDERLYING FACTS AT ISSUE IN THIS MATTER AS DESCRIBED BELOW WERE ADDRESSED BY MULTIPLE GOVERNMENT AUTHORITIES. EACH MATTER IS BEING SUBMITTED AS A SEPARATE CRIMINAL OR REGULATORY DISCLOSURE ON THIS APPLICATION EVEN THOUGH THE UNDERLYING FACTS ARE IDENTICAL IN EACH MATTER.

THE THREE MATTERS INVOLVING THE BELOW CONDUCT ARE:
1. 2005 NON-PROSECUTION AGREEMENT WITH THE US ATTORNEY'S OFFICES FOR THE SOUTHERN AND EASTERN DISTRICT OF NEW YORK;
2. 2006 WRITTEN AGREEMENT WITH THE FEDERAL RESERVE BANK OF NEW YORK AND THE NEW YORK STATE BANKING DEPARTMENT; AND
3. 2007 CLAIM BY THE FEDERAL CUSTOMS SERVICE OF THE RUSSIAN FEDERATION.

ON NOV. 7, 2005, THE BANK OF NEW YORK ("BNY") ENTERED INTO A WRITTEN NON-PROSECUTION AGREEMENT ("NPA") WITH THE UNITED STATES ATTORNEY'S OFFICES FOR THE EASTERN AND SOUTHERN DISTRICTS OF NEW YORK THAT RESOLVED THE INVESTIGATIONS INTO MATTERS INVOLVING FRAUD AND MONEY LAUNDERING, AS WELL AS BNY'S FAILURE TO COMPLY WITH MANDATORY REPORTING OBLIGATIONS UNDER THE BANK SECRECY ACT ("BSA").

THE SOUTHERN DISTRICT OF NEW YORK INVESTIGATION UNCOVERED A SCHEME FACILITATED BY A "ROGUE" BNY EMPLOYEE INVOLVING THE UNLICENSED TRANSMISSION OF MONEY ORIGINATING IN RUSSIA THROUGH BNY ACCOUNTS IN THE UNITED STATES TO THIRD-PARTY TRANSFEREES GLOBALLY.

THE EASTERN DISTRICT OF NEW YORK INVESTIGATION INVOLVED A SCHEME TO DEFRAUD BY A BNY COMMERCIAL CUSTOMER THAT SUBMITTED FRAUDULENT LOAN APPLICATIONS SUPPORTED BY FRAUDULENT ESCROW AGREEMENTS THAT WERE USED AS COLLATERAL FOR THE LOANS.

THE NPA INCLUDED AN ADMISSION THAT BNY FAILED TO RECOGNIZE, INVESTIGATE, AND REPORT CERTAIN CRIMINAL AND SUSPICIOUS ACTIVITIES THAT OCCURRED THROUGH THE INSTITUTION.

THE TERMS OF THE NPA PROVIDED THAT BNY:

1. FORFEIT $26 MILLION TO THE UNITED STATES;
2. PAY $12 MILLION IN RESTITUTION;
3. AMEND ITS INTERNAL POLICIES AND PROCEDURES TO ENSURE COMPLIANCE WITH THE REPORTING OBLIGATIONS OF THE BSA; AND
4. RETAIN AN INDEPENDENT EXAMINER, APPROVED BY THE FEDERAL PROSECUTORS, TO MONITOR AND REPORT WHETHER BNY COMPLIED WITH THE TERMS AND CONDITIONS OF THE NPA FOR A PERIOD OF THREE (3) YEARS.

THE NPA PROVIDED THAT BNY WOULD NOT BE PROSECUTED FOR THE UNLAWFUL PRACTICES THAT WERE THE SUBJECT OF THE INVESTIGATIONS PROVIDED IT FULLY COMPLIED WITH THE TERMS OF THE NPA FOR A PERIOD OF THREE (3) YEARS.

BNY, AND ITS SUCCESSOR THE BANK OF NEW YORK MELLON, FULLY COMPLIED WITH THE TERMS AND CONDITIONS OF THE NPA AND IT WAS TERMINATED IN 2008.